As filed with the Securities and Exchange Commission on April 13, 2017

Registration No. 333-216574

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TOCAGEN INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	26-1243872
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3030 Bunker Hill Street, Suite 230

San Diego, CA 92109

(858) 412-8400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Martin J. Duvall

Chief Executive Officer

Tocagen Inc.

3030 Bunker Hill Street, Suite 230

San Diego, CA 92109

(858) 412-8400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frederick T. Muto, Esq. Kenneth J. Rollins, Esq. Karen E. Deschaine, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Cheston J. Larson, Esq. Matthew T. Bush, Esq. Chris G. Geissinger, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☒ 333-216574

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☒

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 (this “Amendment”) relates to the Registrant’s Registration Statement on Form S-1 (File No. 333-216574), as amended, declared effective on April 12, 2017 by the Securities and Exchange Commission. The Registrant is filing this Amendment for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than Item 16(a) and the Exhibit Index of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and financial statement schedules.

(a) Exhibits.

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 13th day of April, 2017.

TOCAGEN INC.

By:	/s/ Martin J. Duvall
Martin J. Duvall
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Martin J. Duvall Martin J. Duvall	Chief Executive Officer and Member of the Board of Directors Principal Executive Officer)	April 13, 2017

/s/ Mark Foletta Mark Foletta	Chief Financial Officer (Principal Financial and Accounting Officer)	April 13, 2017

/s/ Faheem Hasnain* Faheem Hasnain	Chairman of the Board of Directors	April 13, 2017

/s/ Franklin M. Berger* Franklin M. Berger	Member of the Board of Directors	April 13, 2017

/s/ Dennis N. Berman* Dennis N. Berman	Member of the Board of Directors	April 13, 2017

/s/ Thomas E. Darcy* Thomas E. Darcy	Member of the Board of Directors	April 13, 2017

/s/ Harry E. Gruber, M.D.* Harry E. Gruber, M.D.	Member of the Board of Directors	April 13, 2017

/s/ Lori Kunkel, M.D.* Lori Kunkel, M.D.	Member of the Board of Directors	April 13, 2017

/s/ David Parkinson, M.D.* David Parkinson, M.D.	Member of the Board of Directors	April 13, 2017

/s/ Paul Schimmel, Ph.D.* Paul Schimmel, Ph.D.	Member of the Board of Directors	April 13, 2017

*	Pursuant to Power of Attorney

By:	/s/ Martin J. Duvall
Martin J. Duvall
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document

5.1	Opinion of Cooley LLP.